

enflux

Peloton for pain relief

September 23rd, 2019



The contents of this presentation are confidential and for discussion purposes only. Please do not cite, quote, or distribute.

Doug Hoang, CEO
Doug@BackAlerts.com

The Vision

To become the primary way people manage their pain from muscle strain and aches with interactive video exercise programs and biofeedback.

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Problem

Therapeutic exercise reduces back pain, but it is **inconvenient**, **expensive**, and/or **not fun**. They do:

- Yoga
- Massages
- Physical therapy
- Chiropractors
- Drugs

Currently, They Spend:

- **Yoga:** $16B industry revenue; avg. $90 per month

- **Massage:** $18B industry revenue; avg. $71 per hour

- **Physical Therapy:** $37B industry revenue

  - $10-75 per session (with coverage); typical visits 6 to 12

- **Chiropractor:** $16B industry revenue

  - $34-106 per session (with coverage); typical visits 6 to 12


35% of patients adhere to their care plan
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Data Source


It's boring, expensive, and inconvenient

Solution



BACKALERT

We make therapeutic exercise fun, convenient, and cost effective.

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Solution

A sensor helps create good spinal alignment and pairs to an interactive, at-home 21-day wellness video system focused on stretching, strengthening, and massaging.



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Demo

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In collaboration with leading research centers













mit media lab

UCSF
University of California San Francisco
advancing health worldwide

NEW YORK UNIVERSITY

Virginia Tech
1872

USC University of Southern California

THE UNIVERSITY *of* NORTH CAROLINA *at* CHAPEL HILL

COGSWELL COLLEGE

Taiwan Sports University





Patented Tech

Technology covered by Granted Utility Patent "USPTO 151214"

1. Method for creating low cost, durable, and waterproof conductive fabric system to transmit data.

2. Method for integrating sensors into conductive fiber transmission system. Leading to low cost, durable, and high efficiency manufacturing procedure.

- **Machine Learning Algorithms.** Allows us to classify and categorize movement patterns.

- **Signal Processing Algorithms.** Enables us to use low cost sensors to measure 98% accurate body position.



Conductive
Fabric System

Low Cost Sensor

Competitive **Advantage**

- **First mover advantage.** We partner and convert clinics into our retail space and make them more money.
- **Owning the clinic's customer value chain**. Forging relationships with clinics and collecting their patient information - turning them into our own customers - low, sustainable CAC.
- **Complete Solution.** Corrects bad movement habits and gives personalized movement video feedback.
  - High accurate, scalable motion capture system.
  - Works anywhere at any time.
  - Sensors have vibration biofeedback
  - Patented
- **High Potential LTV.** Exciting interactive wellness video content library with machine learning designed for high engagement.

Product Road Map



Building and launched core technology

Build credibility & compile data on outcomes

Expand to other joints

Phase 1

Phase 2

Phase 3

2016 -2018

Researchers
SDK *

2019-2021

Back pain & posture
Redbox style vending machine

2022+

Back pain & posture
Shoulder
Knee
Wrist

Manufacturing partners and hardware design is completely de-risked and vetted

Software Development Kit*

Pricing (B2C)

Hardware Products - Purchase
- BackAlert Works Package: $299.99; 85% margin
- Full-body: $799.99; 67% margin

Hardware Products - Rental
- BackAlert: $2/day

Accessories
- $99.99 BackAlert Vibration Roller; 85% margin
- $24.99 BackAlert Exercise Bands; 67% margin

Video Library Subscription
95% margin
- $39.99/month

Revenue Model

- **How do we make money?**
  - Rent or purchase BackAlert through vending machine in clinics
  - Purchase directly on BackAlert website

- **What's in it for the clinic?**
  - Share 30% of revenue with the clinic
  - Makes them look more innovative
  - Keeps patient coming back
  - Vending machine handles end-to-end operation

Expansion Road Map

Launch California clinic retail spaces and build awareness digitally

Target the **93,300** clinics in USA to become BackAlert retail spaces.

Expand to workplace with back pain injury prevention.

| Phase 1 | Phase 2 | Phase 3 |

2019-2020
- Email outreach: deploy BackAlert vending machines - California clinics
- Internet advertising: B2C

2020-2022
- Email outreach: deploy BackAlert vending machines - Nationwide clinics
- Internet advertising: B2C

2022+
- Email outreach: deploy at SMB workplaces
- Email outreach: deploy BackAlert vending machines - Nationwide clinics
- Internet advertising: B2C

Partner with clinics to convert waiting rooms into BackAlert retail space. Zero friction. End-to-end operation. Revenue share incentive.

Market Size ($)



$87B



$50B

All musculoskeletal revenue per year (US)

Total Available Market

Back pain treatment revenue per year (US)

Serviceable Obtainable Market



= Physical Therapy + Chiropractor + Yoga + Massage

Traction

July

1 Clinic

August

11 Clinics

September

15 Clinics

$160,000+ in signed contracts from clinics



The Team

The team has the background, experience, and proven track record to succeed.



Doug Hoang, CEO

· Head of Safety at Harley Davidson
· Chief Engineer: Designed &
  brought 1000+ parts to market
  yielding $500M+ in revenue

 



Joshua McCoy, CTO

· Programming since 12 years
· Machine Learning
· Serial Entrepreneur

 

Our Investors:
Street Edge Capital
SKL Group
Harvard Business Angels
Charge Ventures
Y Combinator



Advisory Team



Natsuko Watanabe, DPT

- 10 years as a Physical Therapist
- Served thousands of patients
- Owner at Rising Sun Physical Therapy





Sunny Tam, PhD

- Harvard University
- Medical Device FDA expert
- 20 years of medical technology development





Dominic Leung, PhD

- UC Berkeley, Brown, Purdue Professor
- NASA engineer
- 30+ spatial navigation algorithm development





Keith Brodie

- MIT
- 25 issued US patents
- 20+ years in spatial navigation algorithm development



Summary

- Peloton for pain prevention/rehab
- $50B market
- Mass production: de-risked
- IP Protected
- 25% growth in contracts

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